05038567

SECU... ...ISSION
Washington, D.C. 20549

RECEIVED MAR 0 1 2005 SEC MAIL PROCESSING SECTION WASH, D.C. 185

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31924

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wells Investment Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6200 The Corners Parkway, Suite 250
(No. and Street)

Norcorss (City) Georgia (State) 30092 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas P. Williams (770-243-8124) or Bob McCullough (770-243-8449)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

600 Peachtree Street, Suite 2800, Atlanta, GA 30308
(Address) (City) (State) (Zip Code)

PROCESSED MAR 18 2005 THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas P. Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wells Investment Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

L. A. WOLEK NOTARY EXPIRES GEORGIA JUNE 10, 2006 PUBLIC COBB COUNTY

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Wells Investment Securities, Inc.

For the Year ended December 31, 2004

with Report of Independent Auditors

0502-0619805

Wells Investment Securities, Inc.

Financial Statements
and Supplemental Schedules

For the Year Ended December 31, 2004

Contents

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Wells Investment Securities, Inc.

We have audited the accompanying statement of financial condition of Wells Investment Securities, Inc. (a wholly owned subsidiary of Wells Real Estate Funds, Inc.) as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wells Investment Securities, Inc. at December 31, 2004 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 24, 2005

Wells Investment Securities, Inc.

Statement of Financial Condition

December 31, 2004

Assets	
Cash and cash equivalents	$2,628,455
Commissions, dealer-manager fees and distribution fees receivable from affiliates *(Note 3)*	1,012,895
Accounts receivable from broker-dealers	16,644
Due from affiliates *(Note 3)*	700,897
Prepaid expenses	74,496
Other assets, net *(Note 3)*	1,353,131
Total assets	$5,786,518
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable and accrued expenses	$1,535,941
Accounts payable to broker-dealers	1,513,862
Due to affiliates *(Note 3)*	46,432
Total liabilities	3,096,235
Commitments and contingencies *(Note 7)*	
Stockholder's equity:	
Common stock ($1 par value; 100,000 shares authorized; 6,000 shares issued and outstanding)	6,000
Additional paid-in capital	2,610,902
Accumulated earnings	73,381
Total stockholder's equity	2,690,283
Total liabilities and stockholder's equity	$5,786,518

See accompanying notes to the financial statements.

Wells Investment Securities, Inc.

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Selling commissions	$67,779,330
Dealer-manager fees	23,173,523
Reimbursement income – related party	4,728,650
Mutual Fund distribution fees	1,294,288
Contingent deferred sales load fees	151,811
Interest income	25,240
Total revenues	97,152,842
Expenses:	
Selling commissions re-allowed to participating broker-dealers	67,525,230
Salaries, internal commissions and benefits	14,224,513
Marketing fees re-allowed to participating broker-dealers	10,720,521
General and administrative	2,150,625
Mutual Fund distribution fees re-allowed to participating broker-dealers	1,274,118
Amortization of other assets	462,747
SIPC and NASD fees	255,714
Total expenses	96,613,468
Income before taxes	539,374
Income tax expense:	
Income tax expense – federal	184,640
Income tax expense – state	33,149
Total income tax expense	217,789
Net income	$ 321,585

See accompanying notes to the financial statements.

Wells Investment Securities, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Accumulated (Deficit)	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at January 1, 2004	6,000	$6,000	$2,610,902	$(248,204)	$2,368,698
Net income	–	–	–	321,585	321,585
Balance at December 31, 2004	6,000	$6,000	$2,610,902	$ 73,381	$2,690,283

See accompanying notes to the financial statements.

Wells Investment Securities, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2004

Operating activities	
Net income	$ 321,585
Adjustments to reconcile net income to net cash used in operating activities:	
Amortization of other assets	462,747
Deferred income tax expense	90,433
Changes in assets and liabilities:	
Increase in commissions, dealer-manager fees and distribution fees receivable from affiliates	(552,915)
Decrease in accounts receivable from broker-dealers	83,697
Decrease in other assets	30,556
Increase in due from affiliates	(700,897)
Increase in prepaid expenses	(10,172)
Decrease in income taxes receivable	700,050
Increase in accounts payable and accrued expenses	1,496,288
Decrease in accounts payable to broker-dealers	(2,169,826)
Decrease in due to affiliates	(3,144,086)
Total adjustments	(3,714,125)
Net cash used in operating activities	(3,392,540)
Cash and cash equivalents at beginning of year	6,020,995
Cash and cash equivalents at end of year	$ 2,628,455
Supplemental non-cash investing and financing disclosures	
Other assets acquired with advances from affiliates	$ 779,803
Supplemental financial information	
Income taxes paid	$ –

See accompanying notes to the financial statements.

Wells Investment Securities, Inc.

Notes to Financial Statements

December 31, 2004

1. Organization and Business

Wells Investment Securities, Inc. (the "Company") was organized on April 20, 1984 as a corporation under the Georgia Business Corporation Code, and commenced operations on May 22, 1984. Upon its formation effective February 17, 1997, Wells Real Estate Funds, Inc. ("WREF") became the sole stockholder of the Company. Leo F. Wells, III is the sole stockholder of Wells Real Estate Funds, Inc.

The Company acts as an agent in connection with the management, coordination, and distribution of securities issued by Wells Real Estate Investment Trust, Inc. ("Wells REIT I"), Wells Real Estate Investment Trust II, Inc. ("Wells REIT II"), Wells S&P REIT Index Fund (the "Mutual Fund"), Wells Real Estate Fund XIV, L.P., and certain affiliated private ventures (collectively, the "Products"). Wells Capital, Inc. ("Wells Capital") serves as the Advisor to Wells REIT I and, Wells REIT II, and is the corporate general partner of certain affiliated public limited partnerships ("certain of the Wells Real Estate Funds"). Wells Asset Management ("WAM") serves as the Advisor to the Mutual Fund. Wells Management Company, Inc. ("Wells Management") sponsors the equity offerings for certain affiliated private ventures. In addition to the Company, Wells Capital, WAM and Wells Management are also wholly owned subsidiaries of WREF.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). In connection therewith, the Company pays fees to the Securities Investor Protection Corporation ("SIPC"), an agency created to insure customers against losses from failed brokerage firms. The Company does not hold customer securities or customer funds and, accordingly, qualifies for the exemption provisions of the SEC customer protection rule under the Securities Exchange Act of 1934 ("Rule 15c3-3").

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company's revenues are primarily comprised of selling commissions and dealer-manager fees earned as compensation in connection with the distribution of the Products. Commissions and dealer-manager fees are recognized on a trade-date basis. The Company re-allows substantially all selling commissions, and up to 1.5% of the dealer-manager fees in the form of marketing fees to the participating broker-dealers involved in the distribution and sale of the Products.

Cash and Cash Equivalents

The Company maintains three accounts consisting of demand deposits and short-term investments with two financial institutions. These accounts are insured up to $100,000 per institution by the U.S. Federal Deposit Insurance Corporation. The total deposits generally exceeded the insurance limits during the year. The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

In addition to these cash deposits, commissions, dealer-manager fees and distribution fees receivable from affiliates may also subject the Company to credit-risk (Note 3).

Accounts Receivable from Broker-dealers

Accounts receivable from broker-dealers generally represent commissions and marketing fees paid on investments that were subsequently cancelled within the Company's 30 day cancellation period. Pursuant to the underlying selling and marketing agreements, the Company is entitled to full recourse for such overpayments. As of December 31, 2004, the Company had requested reimbursement for all overpayments.

Reserve for Doubtful Accounts Receivable

As of December 31, 2004, all significant outstanding receivables are due from affiliates. Management believes that all significant receivables are collectible based on the financial viability of and historical collections from such affiliates. Accordingly, no reserves for such receivables have been provided for in the accompanying financial statements.

2. Summary of Significant Accounting Policies (continued)

Prepaid Expenses

Prepaid expenses represent deposits held at the Central Registration Depository ("CRD"), a system designed to provide banking services to NASD member firms. Among other things, these deposits are applied against recurring NASD fees related to examinations, registrations, and licensing as incurred by the Company.

Other Assets, Net

The Company has financed the payment of certain commissions on behalf of investors in Wells REIT I, certain of the Wells Real Estate Funds, and the Mutual Fund. Wells REIT I and certain of the Wells Real Estate Funds reimburse commissions financed on behalf of their investors by withholding and remitting a portion of operating distributions otherwise distributable to such investors to the Company over a six-year period. Commissions financed on behalf of the investors in the Mutual Fund are capitalized and amortized over six years and one year for Class B shares and Class C shares, respectively. As Mutual Fund investors redeem Class B shares or Class C shares, the Company earns contingent deferred sales load fees calculated based on a schedule of percentages of the dollar amount of shares redeemed, which decline relative to the length of time that the shares were outstanding during the amortization period.

Management continually monitors events and changes in circumstances that could indicate that carrying amounts of other assets may not be recoverable and has determined that there has been no impairment in the carrying value of other assets during 2004.

Liabilities

As of December 31, 2004, the Company had no liabilities subordinated to claims of its creditors.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, whereby deferred taxes are provided for based upon the differences between the financial statement and tax basis of assets and liabilities using currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements according to the changes in deferred tax assets or liabilities between years.

2. Summary of Significant Accounting Policies (continued)

Risks and Uncertainties

The substantial majority of the Company's revenues are generated from the sale of the Products. Accordingly, a decline in such sales could detrimentally impact the Company's financial condition and results of operations.

3. Related Party Transactions

Selling Commissions, Dealer-Manager Fees and Distribution Fees

The Company earns selling commissions from the sale of the Products. During 2004, selling commissions were calculated based on the following percentages of gross investment proceeds raised by the Products: up to 7% for Wells REIT II and Wells Real Estate Fund XIV, L.P.; equal to 5% for certain affiliated private ventures and Wells REIT II's Dividend Reinvestment Plan ("DRP"); and up to 4% for Class A shares of the Mutual Fund. For securities issued pursuant to Wells REIT I's DRP, selling commissions were calculated as up to 7% and equal to 5% of gross investment proceeds from January 1, 2004 through September 20, 2004 and from September 21, 2004 through December 31, 2004, respectively.

The Company earns dealer-manager fees, or distribution fees for the Mutual Fund, from the distribution of the Products. During 2004, dealer-manager fees were calculated based on 2.5% of the gross investment proceeds raised by Wells REIT II, Wells Real Estate Fund XIV, L.P., certain affiliated private ventures, and Wells REIT I's DRP through September 20, 2004. Dealer-manager fees were not charged on securities issued pursuant to Wells REIT I's DRP from September 21, 2004 through December 31, 2004, and Wells REIT II's DRP for all of 2004. During 2004, distribution fees were calculated based on a range from 0.25% to 1.00% of the average daily net assets allocable to the respective class of shares of the Mutual Fund.

3. Related Party Transactions (continued)

Selling Commissions, Dealer-Manager Fees and Distribution Fees (continued)

The detail of commissions, dealer-manager fees and distribution fees receivable from affiliates as of December 31, 2004 is provided below:

Wells REIT II	$ 651,815
Mutual Fund	210,330
Wells REIT I	112,566
Affiliated private ventures	37,500
Wells Real Estate Fund XIV, L.P.	684
Total	$1,012,895

Due From Affiliates

The detail of due from affiliates as of December 31, 2004 is provided below:

Wells Capital	$538,063
WAM	162,834
Total	$700,897

The aforementioned amounts are due from Wells Capital for payroll reimbursements, as further described below, and WAM in connection with providing funding for its operating expenses.

Other Assets, Net

Other assets, net, consist primarily of commissions financed by the Company, for which funding has been provided by Wells Capital on behalf of investors in Wells REIT I, certain of the Wells Real Estate Funds, and the Mutual Fund. Commissions financed on behalf of the investors in the Mutual Fund are capitalized and amortized over six years and one year for Class B shares and Class C shares, respectively. As of December 31, 2004, accumulated amortization of $469,700 and $493,705 due from Class B share and Class C share mutual fund investors, respectively, was included in other assets, net.

3. Related Party Transactions (continued)

Other Assets, Net (continued)

The detail of other assets, net, as of December 31, 2004 is provided below:

Due from Class B share mutual fund investors	$1,147,500
Due from Class C share mutual fund investors	108,874
Due from Wells REIT I investors	92,099
Due from Wells Real Estate Fund XIII, L.P. investors	3,813
Contingent deferred sales load fees receivable	845
Total	$1,353,131

Due To Affiliates

The detail of due to affiliates as of December 31, 2004 is provided below:

Wells REIT I	$44,874
Wells Real Estate Fund XIV, L.P.	1,558
Total	$46,432

The aforementioned balance is due to Wells REIT I and Wells Real Estate Fund XIV, L.P. for overpayments of commissions and dealer-manager fees received by the Company. Of this amount, $16,644 relates to overpayments for which reimbursements have been requested from the participating broker-dealers. Accordingly, $16,644 is recorded as accounts receivable from broker-dealers in the accompanying statement of financial condition.

Payroll Reimbursement and Administrative Support Services Agreement

Effective January 1, 2004, the Company and Wells Capital entered into a Payroll Reimbursement and Administrative Support Services Agreement (the "Administrative Agreement") whereby Wells Capital has agreed to reimburse the Company for all non-sales based compensation earned by the Company's NASD licensed and registered wholesale representatives, which is included in salaries, internal commissions and benefits in the accompanying statement of income. During 2004, Wells Capital reimbursed $4,728,650 to the Company for such expenses, which is recorded as reimbursement income – related party in the accompanying statement of income.

3. Related Party Transactions (continued)

Payroll Reimbursement and Administrative Support Services Agreement (continued)

Under the Administrative Agreement, the Company has also agreed to reimburse Wells Capital for administrative support services, including the costs associated with Wells Capital's Information Technology, Corporate Accounting, Accounts Payable, Human Resources and Risk Management and Finance departments and excluding the related payroll costs. The Company is required to reimburse Wells Capital for an allocation of such costs based on the Company's employee headcount relative to all personnel employed by WREF's subsidiaries provided that, following such reimbursements, the Company maintains retained earnings and revenues sufficient to satisfy the minimum net capital requirements of the SEC (Note 4). During 2004, the Company reimbursed $1,780,214 to Wells Capital for such expenses, which is included in general and administrative expenses in the accompanying statement of income.

4. Net Capital Computation

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1. As of December 31, 2004, the Company had net capital of $882,902, as compared to required net capital of $206,417. As of December 31, 2004, the Company's ratio of aggregate indebtedness to net capital was 3.51 to 1.

On June 30, 2004, the Company paid selling commissions to broker-dealers prior to receiving funding of its commissions earned from affiliated entities. This resulted in a net capital deficiency on June 30, 2004 as the Company's commission receivables from those affiliates exceeded commissions payable to broker-dealers and, consequently, such receivables were required to be designated as non-allowable assets for purposes of computing minimum net capital at that date.

4. Net Capital Computation (continued)

On July 1, 2004, the Company received payment of its commissions earned from affiliates which resulted in restoration of its minimum net capital. The Company filed an amended FOCUS report with the NASD for the quarter ended June 30, 2004, and reported net capital compliance as of July 1, 2004. As a result, except for the foregoing, the Company's net capital balance, required net capital balance, and ratio of aggregate indebtedness to net capital remained within the allowable limits during 2004.

5. Income Taxes

Income tax expense is comprised of the following for the year ended December 31, 2004:

Current:	
Federal	$103,726
State	23,630
Total current income tax expense	127,356
Deferred:	
Federal	$ 80,914
State	9,519
Total deferred income tax expense	90,433
Total income tax expense	$217,789

During 2004, the Company utilized a net operating loss carry forward of $203,985 to offset federal income taxes payable, the benefit for which was recorded in 2003 when the net operating loss originated. As of December 31, 2004, the Company had no deferred tax assets or liabilities as there are no differences between the financial reporting and tax bases of assets and liabilities.

The reconciliation of the income tax expense computed at the U.S. federal statutory rate to the income tax expense recorded for financial reporting provided below:

	Amount	**Percentage**
Tax expense at the U.S. federal statutory rate	$183,387	34%
State tax expenses, net of federal tax benefit	22,139	4
Non-deductible expenses	31	0
Other	12,232	2
Income tax expense	$217,789	40%

6. Defined Contribution Plan

Wells & Associates, Inc., an affiliate of the Company, sponsors a 401(k) defined contribution plan (the "Plan") under which the Company is allowed to make contributions for all of its employees. Eligible participants may contribute up to 11% of their annual compensation, subject to maximum amounts established by the United States Internal Revenue Service. The Company makes employer matching contributions equal to $0.25 per dollar invested in the Plan for participants during their first two years of service. At the beginning of the quarter following the participants' second year of service, the Company increases matching contributions to $0.50 per dollar invested in the Plan. At the beginning of the quarter following the participants' third year of service, the Company increases matching contributions to $0.75 per dollar invested in the Plan. At the beginning of the quarter following the participants' fourth year of service, the Company increases matching contributions to $1.00 per dollar invested in the Plan. Employer matching contributions are 100% vested and non-forfeitable. Pursuant to the Administrative Agreement, Wells Capital reimburses the Company for employer matching contributions incurred in connection with the payroll costs reimbursed to the Company for non-sales based compensation (Note 3). During 2004, the Company incurred $567,869 in employer matching contributions to the Plan, of which $206,574 was reimbursed by Wells Capital.

7. Commitments and Contingencies

In the ordinary course of business, the Company may become subject to litigation or claims. Except as disclosed below, there are no material pending legal proceedings or proceedings known to be contemplated by governmental authorities involving the Company.

Luzerne County Case

On October 27, 2004, the lawsuit described in the following paragraph was dismissed with prejudice as a result of a settlement agreement between the plaintiffs and the Wells Defendants, as defined below, whereby Wells REIT I agreed to repurchase all of the shares of its common stock held by the Luzerne County Employee Retirement System (the "Retirement Plan") for approximately $12.8 million, the price originally paid for such stock, in exchange for a release by the plaintiffs of all claims and counts against the Wells Defendants. During 2004, the Company incurred fees of $97,537 in connection with defending this lawsuit.

7. Commitments and Contingencies (continued)

Luzerne County Case (continued)

On October 9, 2003, Stephen L. Flood, the Luzerne County Controller, and the Luzerne County Retirement Board ("Luzerne Board"), on behalf of the Retirement Plan, filed a lawsuit in the U.S. District Court, Middle District of Pennsylvania against 26 separate defendants, including the Wells REIT I, the Company and WREF (the "Wells Defendants"). The complaint alleged, among other things (1) that certain former members of the Luzerne Board named as defendants invested $10 million in the Wells REIT I on behalf of the Plan, (2) that certain former board member defendants breached their fiduciary duties to the Plan by, among other things, permitting the investment of the Plan's funds in investments not suitable for the Plan because there were long-term illiquid investments, permitting the Plan to pay excessive fees and commissions to co-defendants, and accepting political contributions in exchange for awarding advisory and management agreements, (3) that the Wells Defendants and others knew or should have known that the investment, and the fees and commissions associated with the investment, was not a proper investment for the Plan because it was a long-term illiquid investment, (4) that the Wells Defendants and others knew or should have known that certain Luzerne Board members and certain investment advisors and managers were breaching their fiduciary duties to the Plan, (5) that the defendants engaged in and conspired to engage in an improper scheme to intentionally defraud the Plan, and (6) that the investment was not approved by a majority of the Luzerne Board at a public meeting and, consequently, the investment was an inappropriate and void action.

Richards Case

On or about July 30, 2003, L. James Richards ("Mr. Richards") filed a lawsuit in the United States District Court, Northern District of Georgia, against the Company and WREF alleging discrimination against him on the basis of his religion when he was not offered employment as a wholesaler. The Complaint was answered on October 9, 2003, denying Richards' allegations in their entirety. On July 7, 2004, the Company and WREF filed a Motion for Summary Judgment seeking to have the Complaint dismissed in its entirety. Mr. Richards filed his response to the Motion for Summary Judgment on August 3, 2004. On February 7, 2005, the Magistrate Judge assigned to the case issued a Report and Recommendation to the trial judge recommending that Wells' Motion for Summary Judgment be denied. Within the February 7, 2005 Report and

7. Commitments and Contingencies (continued)

Richards Case (continued)

Recommendation, the Magistrate ordered that discovery be reopened for thirty days in order to allow for three additional depositions relating to a new witness who has come forward in support of Mr. Richards' position. The settlement discussions have been limited. Thus, management of the Company is unable to predict whether settlement is likely at this point. The Company and WREF intend to continue to dispute and vigorously defend against these claims. At this time, management is unable to determine whether the likelihood of an unfavorable outcome is either probable or remote. Accordingly, no reserves have been provided for in the accompanying financial statements.

Wells Capital will continue to fund the legal fees incurred in connection with defending this case.

Supplemental Schedules

Wells Investment Securities, Inc.

Schedule I
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2004

Net capital	
Total stockholder's equity per financial statements	$ 2,690,283
Deduct assets not allowable for net capital	(1,807,381)
Net capital per Rule 15c3-1	$ 882,902
Aggregate indebtedness	
Total liabilities per financial statements	$ 3,096,235
Total aggregate indebtedness	$ 3,096,235
Computation of basic net capital requirement	
Minimum net capital required	$ 206,417
Net capital surplus at 1500%	$ 676,485
Net capital surplus at 1000%	$ 573,279
Ratio: aggregate indebtedness to net capital	3.51 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2004)	
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 1,252,973
Audit adjustments:	
Accounts receivable	538,063
Commissions payable	6,898
Accounts payable and accrued expenses	(916,032)
Net capital per above	$ 882,902

Wells Investment Securities, Inc.

Schedule II
Statement Regarding SEC Rule 15c3-3

December 31, 2004

Exemptive Provision

The Company claims exemption from the requirements of Rule 15c3-3 under Section (k)(2)(i) of the Rule.

ERNST & YOUNG

Ernst & Young LLP
Suite 2800
600 Peachtree Street
Atlanta, Georgia 30308-2215

Phone: (404) 874-8300
www.ey.com

The Board of Directors
Wells Investment Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Wells Investment Securities, Inc. (the "Company"), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;
2. Recordation of differences required by rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be a material weakness as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

February 24, 2005